Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NetSpend Holdings, Inc.:

        We consent to the incorporation by reference in the registration statement (No. 333-170023) on Form S-8 of Netspend Holdings, Inc. and subsidiaries of our report dated March 1, 2011, with respect to the consolidated balance sheets of Netspend Holdings, Inc. and subsidiaries as of December 31, 2010 and 2009, the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and related financial statement schedule II, which report appears in the December 31, 2010 annual report on Form 10-K of Netspend Holdings, Inc.

/s/ KPMG LLP

Austin, Texas
March 1, 2011